Exhibit (a)(5)(A)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE BUCKEYE TECHNOLOGIES, INC.	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 8519-CS

VERIFIED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1. Plaintiffs bring this class action on behalf of the public stockholders of Buckeye Technologies Inc. (“Buckeye” or the “Company”) against the members of Buckeye’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Georgia-Pacific LLC (“Georgia-Pacific”) by means of an unfair process and for an unfair price.

2. On April 24, 2013, Georgia-Pacific and the Company announced a definitive agreement under which Georgia-Pacific, through its wholly owned subsidiary GP Cellulose Group LLC (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Buckeye for $37.50 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $1.5 billion. The tender offer commenced on May 7, 2013, and unless extended, is scheduled to expire at 12:00 midnight New York City time on June 4, 2013.

3. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Buckeye’s recent strong performance as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company.

This is reflected by the fact that the Company’s stock has been trading above the $37.50 offered since the announcement of the Proposed Transaction, where Buckeye’s closing stock prices have ranged from $37.58 to $37.86.

4. The Company’s Chief Executive Officer (“CEO”) and Chairman of the Board, John Crowe (“Crowe”), has a personal relationship with Georgia-Pacific’s Senior Vice-President of Strategy and Business Development, David Park (“Park”), the nature of which has not been disclosed to stockholders. The Proposed Transaction is the result of a non-existent sales process in which the Board failed to solicit even one party, and eschewed the continued interest of other potential acquirers to focus on reaching a deal with Park’s Georgia-Pacific.

5. The Board also engaged Barclays Capital Inc. (“Barclays”) as the Company’s financial advisor with respect to a potential sale of the Company. However, while Barclays has not performed any financial services for the Company during the past two years, it has performed services for and earned a total of $735,000 in fees from Georgia-Pacific and its subsidiaries and approximately $5.2 million from other affiliates of Georgia-Pacific. Despite the obvious conflicts of interest, the Board allowed the Proposed Transaction to be entirely negotiated by Crowe and Barclays, and tasked Barclays with producing a fairness opinion regarding the Proposed Transaction’s consideration.

6. While the Proposed Transaction is not in the interest of shareholders, the Company’s officers and directors stand to gain unique benefits from the deal. All unvested stock options and restricted stock held by the Company’s officers and directors will automatically vest upon consummation of the Proposed Transaction. Additionally, several of the Company’s officers will be entitled to lucrative severance payments in the event their employment is terminated as a result of the Proposed Transaction. Furthermore, a minimum of three of Buckeye’s independent directors will remain on the Board of the post-transaction company.

7. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 23, 2013 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Georgia-Pacific with 5 calendar days to match any competing proposal in the event one is made, with the exception of proposals for 10% or more of the Proposed Transaction price, to which Georgia-Pacific will be provided with only one matching right; and (iii) a provision that requires the Company to pay Georgia-Pacific a termination fee of $48,613,000 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Buckeye.

8. In addition, on May 7, 2013, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed

Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

9. The Individual Defendants have breached their fiduciary duties of loyalty and due care, and Buckeye, Georgia-Pacific and Merger Sub have aided and abetted such breaches by Buckeye’s officers and directors. Plaintiffs seek to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

10. Plaintiffs are, and have been at all relevant times, the owners of shares of common stock of Buckeye.

11. Defendant Buckeye is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 1001 Tillman Memphis, Tennessee 38112.

12. Defendant Crowe has been CEO of the Company and Chairman of the Board since July 2006, and a director of the Company since August 2004. From April 2003 through June 2006, Crowe served as the Company’s President and Chief Operating Officer (“COO”).

13. Defendant Red Cavaney (“Caveney”) has been a director of the Company since 1996.

14. Defendant David B. Ferraro (“Ferraro”) has been a director of the Company since March 1993. From April 2003 through June 2006, Ferraro served as Chairman of the Board and the Company’s CEO. From March 1993 to April 2003, Ferraro was President and COO of Buckeye.

15. Defendant Shannon A. Brown (“Brown”) has been a director of the Company since August 2012.

16. Defendant Lewis E. Holland (“Holland”) has been a director of the Company since September 2005.

17. Defendant Virginia B. Wetherell (“Wetherell”) has been a director of the Company since May 2006.

18. Defendant George W. Bryan (“Bryan”) has been a director of the Company since April 2001.

19. Defendant R. Howard Cannon (“Cannon”) has been a director of the Company since 1996.

20. Defendant Katherine Buckman Gibson (“Gibson”) has been a director of the Company since August 2004.

21. Defendants referenced in ¶¶ 12 through 20 are collectively referred to as the previously-defined Individual Defendants and/or the Board.

22. Defendant Georgia-Pacific is a Delaware limited liability company with its headquarters located at 133 Peachtree Street NE, Atlanta, Georgia 30303. Georgia-Pacific is a leading tissue and household products producers.

23. Defendant Merger Sub is a Delaware limited liability company, wholly owned by Georgia-Pacific that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Buckeye common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through discovery, plaintiffs believe that there are thousands of members in the Class. According to the Merger Agreement, as of April 22, 2013, 39.5 million shares of common stock were represented by the Company as outstanding.

27. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(ii) Have the Individual Defendants breached their fiduciary duty to maximize value for the benefit of plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(iii) Whether the Individual Defendants misrepresented and omitted material facts in the Recommendation Statement in violation of their fiduciary duties owed by them to plaintiffs and the other members of the Class;

(iv) Have Buckeye, Georgia-Pacific and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v) Whether plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

28. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those nonparty Class members’ ability to protect their interests.

30. Defendants have acted on grounds generally applicable to the Class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

31. Buckeye engages in the manufacture and distribution of cellulose-based specialty products. It operates in two segments, Specialty Fibers and Nonwoven

Materials. The Specialty Fibers segment offers chemical cellulose, customized fibers, and fluff pulp derived from wood and cotton cellulose materials using wetlaid technology. The Nonwovens Materials segment provides airlaid nonwoven materials derived from wood pulps, synthetic fibers, and other materials using airlaid technology. The Company’s products are used in various applications, such as disposable diapers, personal hygiene products, engine air and oil filters, food casings, rayon filament, acetate plastics, thickeners, and papers.

32. Buckeye has seen significant growth over the past several years, experiencing consistent improvements in its financial metrics. As seen in the chart below, the Company has seen steady increases in revenue over its past four fiscal years:

Year	2009	2010	2011	2012
Revenue ($) in millions	754.53	756.43	880.43	894.88

33. On August 7, 2012 the Company announced record sales and earnings for the second fiscal year in a row. Net sales were $895 million, a new record and increase of $14 million or 2% compared to fiscal 2011. Additionally, adjusted net income was a record $111 million, or $2.76 per share, compared to $91 million or $2.23 per share in fiscal 2011.

34. Although market conditions caused the Company to experience setbacks in the first two quarters of fiscal 2013, in a January 29, 2013 press release, Crowe described the Company as on track with important strategic developments and well-positioned for the future:

During the quarter, we continued to make good progress on our Specialty Expansion and Oxygen Delignification Projects at our Foley facility. Both are important projects which will be key contributors for revenue growth and cost reduction, and are expected to come on-line in April and July 2013 respectively. . . . Our long-term prospects remain positive and we are well-positioned to meet the challenges of a sluggish economy and take advantage of opportunities that present themselves.

35. Analysts have also taken note of the Company’s strength in a difficult market. As stated in a November 21, 2012 seekingalpha.com article entitled “Buckeye Technologies: Undervalued Leader in a Profitable Niche Market”:

Buckeye Technologies passes all the major tests of a strong investment. It is in a strong position in an industry with strong fundamentals. It has proven its strength against its competitors and ability to consistently improve efficiency, and signs indicate to a continuation of this trend.

The Proposed Transaction is Unfair

36. In a press release dated April 24, 2013, the Company announced that it had entered into the Merger Agreement with Georgia-Pacific pursuant to which Georgia-Pacific, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of Buckeye for $37.50 per share in cash. The Proposed Transaction is valued at approximately $1.5 billion.

37. Given the Company’s positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Georgia-Pacific is seeking to acquire the Company at the most opportune time, at a time when the Company is experiencing short-term market setbacks that cloak the Company’s overall success.

38. Since the announcement of the Proposed Transaction, the Company’s shares have steadily exceeded the offer price of $37.50, trading as high as $37.93 on April 24, 2013.

39. Further, according to Yahoo! Finance, at least one Wall Street analyst had a price target of $40.00 per share before the Proposed Transaction was announced.

40. The financial analyses performed by the Company’s own financial advisor in connection with the Proposed Transaction indicate that the Board has failed to procure adequate consideration for shareholders. Barclays’ Discounted Cash Flow Analysis and Transaction Premium Analysis depict implied per share equity value ranges of the Company’s stock with highs of $40.50 and $39.25, respectively.

41. In addition, the Proposed Transaction consideration fails to adequately compensate Buckeye’s shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Georgia-Pacific: strengthening Georgia-Pacific’s presence in the cellulose market. As stated by Georgia-Pacific CEO Jim Hannan in the April 24, 2013 press release announcing the Proposed Transaction:

Buckeye Technologies’ competitive assets and capabilities strongly complement Georgia-Pacific’s existing cellulose business and products. The talented employees, innovation capabilities, advanced technologies, and specialty fibers and nonwovens’ businesses of Buckeye Technologies will provide a significant platform for continued growth and success

42. Despite the significant synergies inherent in the transaction for Georgia-Pacific, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Georgia-Pacific.

The Non-Existent Sales Process

43. Additionally, the Proposed Transaction is the result of a non-existent sales process in which the Board members unduly focused their efforts on reaching a deal with Georgia-Pacific rather than on reaching a deal that maximized shareholder value.

44. Crowe has a personal relationship with Park, the Senior Vice President of Strategy and Business Development of Georgia-Pacific and President of Merger-Sub, which predates merger discussions between the Company and Georgia-Pacific. As stated in the Recommendation Statement, on July 31, 2012, Crowe received an invitation from Park to accompany him at the U.S. Open tennis tournament. In early September 2012, Crowe and his wife were the guests of Park and Pat Boushka, the President of Georgia-Pacific’s cellulose business, and their spouses at the tournament. Crowe and Park had another social get together in late November 2012, when the two men met for dinner in Tennessee. Although no discussions regarding any possible transaction between Georgia-Pacific and the Company occurred at this dinner, Park indicated that he would contact Crowe in January.

45. During and prior to these social gatherings, the Company was in discussions with various strategic partners that had contacted the Company with an interest in acquiring all or part of the Company. These negotiations quickly dried up once Park made Georgia-Pacific’s interest in the Company known in January of 2013.

46. One potential strategic acquirer, dubbed “Company A,” that had submitted an indication of interest of $32.00 was repeatedly rebuffed and ignored by the Board. Despite Company A attempting to reinitiate talks twice after negotiations with Georgia-Pacific began, making note that its indication of interest could go as high as the mid-$30’s, the Board refused to resume negotiations.

47. Its treatment of Georgia-Pacific was quite different. When Park conveyed Georgia-Pacific’s initial indication of interest of $35.00 per share, Crowe informed him that the Board would likely be more receptive to a valuation closer to $40.00 per share. When Park responded by raising Georgia-Pacific’s bid to $37.50 per share, the Board readily accepted this valuation, making little effort to negotiate for a higher price.

48. On March 8, 2013, Park threatened that Georgia-Pacific would terminate discussions if Buckeye had pre-signing discussions with any other party. The Board acquiesced, continually ignoring Company A’s interest and repeatedly refusing to solicit any financial or strategic potential acquirers or initiate any market check before agreeing to the Proposed Transaction.

49. Additionally, while the Company had been in negotiations with another company, dubbed “Company D,” since July 2012 regarding Company D’s acquisition of Buckeye’s nonwoven business, the Company abruptly ceased negotiations with Company D, even after receiving an increase in Company D’s valuation of Buckeye’s nonwovens business, once Park confirmed that Georgia-Pacific’s valuation of the Company would not be increased due to any valuation that Buckeye may achieve through a concurrent sale of the nonwovens business.

50. Essentially, the Board structured all of its efforts on finalizing a deal with Georgia-Pacific. The little negotiations that did occur with Georgia-Pacific were left to two parties with material conflicts of interest. The Board never created a special committee to oversee Crowe’s discussions, allowing him to run negotiations with Park despite their personal friendship. Assisting Crowe was the equally conflicted financial advisor, Barclays. While Barclays has not performed any financial services for the

Company during the past two years, it has executed various hedging, foreign exchange, derivative and other securities and cash management transactions for Georgia-Pacific and its affiliates, earning a total of $735,000 in fees from Georgia-Pacific and its subsidiaries and approximately $5.2 million from other affiliates of Georgia-Pacific. Additionally, an affiliate of Barclays participated in a $3.5 billion credit agreement with Georgia-Pacific pursuant to which, as of the date of Barclay’s opinion letter, Barclays served as a lender in Georgia-Pacific’s revolving credit facility. This is a lucrative relationship that the Recommendation Statement makes clear Barclays intends to maintain in the future, stating that Barclays “expects to perform such services for Georgia-Pacific and certain of its affiliates in the future, for which Barclays expects to receive customary fees.”

51. Unsurprisingly, Barclays supported the Board’s decision to ignore Company A and forego a market check, assuring the Board that no other potential acquirer would be able to match Georgia-Pacific’s valuation, without soliciting a single party to verify that claim.

52. As such, the Board chose to disregard shareholder interest, focusing on reaching a deal with Georgia-Pacific rather than on engaging in thorough negotiations with all interested parties and running a market check in pursuit of a transaction that would maximize shareholder value.

The Company’s Directors and Officers are Receiving Unique Benefits

53. Rather than negotiate a transaction that was in the best interests of Buckeye shareholders, the Company’s executive officers were acting to better their own personal interests through the Proposed Transaction.

54. First, although it is not disclosed in the Recommendation Statement, a minimum of three of Buckeye’s independent directors will remain on the Board of the post-transaction company.

55. Additionally, all unvested stock options and restricted shares currently held by the Company’s officers and directors will automatically vest upon consummation of the Proposed Transaction. The compensation the Company’s executive officers will receive as a result of this vesting can be seen in the chart below:

Executive Officer	Consideration from Unvested Stock Options and Unvested Restricted Shares
John B. Crowe	$8,229,161
Steven G. Dean	$1,378,610
Douglas L. Dowdell	$1,592,355
Charles S. Aiken	$1,797,615
Shiela Jordan Cunningham	$1,476,641
Paul N. Horne	$1,988,593
Marko M. Rajamaa	$1,107,535
Terrence M. Reed	$645,347

56. Although the Recommendation Statement does not disclose the amount of unvested stock options held by the Company’s directors, the chart below details the amount of compensation the Company’s directors will receive as a result of the vesting of their restricted shares:

Director	Consideration from Vesting of Restricted Shares
John B. Crowe	$7,493,062.50
Shannon A. Brown	$123,375.00
George W. Bryan	$134,587.50
R. Howard Cannon	$134,587.50
Red Cavaney	$134,587.50
David B. Ferraro	$134,587.50
Katherine Buckman Gibson	$134,587.50
Lewis E. Holland	$134,587.50
Virginia B. Wetherell	$134,587.50

57. Furthermore, the Company’s executive officers stand to receive lucrative severance payments in the event their employment in terminated in relation to the Proposed Transaction. The chart below details the cash payments these officers stand to receive:

Executive Officer	Scheduled Severance	Bonus Severance
John B. Crowe	$2,317,500	$2,085,750
Steven G. Dean	$780,000	$526,500
Douglas L. Dowdell	$750,000	$506,250
Charles S. Aiken	$700,000	$367,500
Shiela Jordan Cunningham	$720,000	$378,000
Paul N. Horne	$750,000	$393,750
Marko M. Rajamaa	$650,000	$341,250
Terrence M. Reed	$550,000	$330,000

58. Thus, while the Proposed Transaction is not in the best interest of Buckeye’s shareholders, it will produce lucrative benefits for the Company’s officers and directors.

The Unreasonably Restrictive Deal Protection Devices

59. The Proposed Transaction is also unfair because as part of the Merger Agreement, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to preclude competing offers from emerging for the Company.

60. The Merger Agreement contains a strict “no shop” provision that prohibits the Board members from taking any meaningful action to ensure that they are in compliance with their fiduciary duties, including solicitation of alternative acquisition proposals or business combinations.

61. Specifically, Section 5.5 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Georgia-Pacific. Section 5.5(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

62. The Merger Agreement also contains a “matching rights” provision, whereby the Company must promptly notify Georgia-Pacific should it receive an unsolicited competing acquisition proposal. Pursuant to Section 5.5(d) of the Merger Agreement, the Company must notify Georgia-Pacific of the bidder’s identity and the terms of the bidder’s offer. Thereafter, if the Board determines that the competing acquisition proposal constitutes a “Superior Proposal,” Section 5.5(d) requires the Board to grant Georgia-Pacific five (5) calendar days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.” Should the Company receive an offer for 10% or more than the Proposed Transaction price, the Board is only required to comply with the matching rights provision once with respect to that offer.

63. The effect of these provisions is to prevent the Board from entering into discussions or negotiations with other potential purchasers unless the Board can first determine that the competing acquisition proposal is, in fact, “superior,” and even then, the Company must give Georgia-Pacific five calendar days to match the competing acquisition proposal. This severely limits the opportunity for a potential purchaser to emerge, and the ability of the Board members from properly exercising their fiduciary duties.

64. The Merger Agreement also provides that a termination fee of $48,613,000 must be paid to Georgia-Pacific by Buckeye if the Company decides to pursue the competing offer. The substantial termination fee will ensure that no competing offer will appear, as any competing bidder would essentially pay a premium for the right to provide the shareholders with a superior offer.

65. Georgia-Pacific is also the beneficiary of a “Top-Up” provision that ensures that Georgia-Pacific gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Georgia-Pacific receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Georgia-Pacific acquires the 75% of the shares required to consummate the Proposed Transaction, yet fails to acquire the 90% required to effectuate a short-form merger, the Merger Agreement contains a Top-Up provision that grants Georgia-Pacific an option to purchase additional shares from the Company in order to reach the 90% threshold.

66. Moreover, in connection with the Proposed Transaction, each of Buckeye’s directors and executives has entered into voting agreements whereby 3.6% of Buckeye’s common stock is already “locked up” in favor of the Proposed Transaction with Georgia-Pacific. The voting agreements operate as a deterrent to other potential purchasers.

67. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The False and Misleading Recommendation Statement

68. On May 7, 2013, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

69. The Recommendation Statement fails to disclose that at least three independent Buckeye directors will retain their positions on the post-transaction board, fails to identify these directors, and fails to disclose when discussions regarding this retention occurred.

70. The Recommendation Statement fails to disclose various aspects of Barclay’s financial analyses, including:

(a) With respect to the Selected Comparable Company Analysis: the financial characteristics of the publicly-traded companies such as the market capitalization, revenue, profit margins and EBITDA margins for the selected companies; Barclays’ basis for specifically including Rayonier, Inc. in its analysis but excluding Rayonier, Inc. from the multiples Barclays observed; the specific financial and operating data compared in the analysis; the financial multiples and ratios observed in the analysis for Buckeye and each of the comparable companies; the reason for which this analysis was only performed for the years 2013 and 2014, and the LTM EBITDA multiples, revenue multiples and P/E multiples for the selected companies, even though it reports these multiples in its Selected Precedent Transactions Analysis and its Analysis of Implied Premiums and Multiples;

(b) With respect to the Selected Precedent Transaction Analysis: the consideration paid in each of the transactions used in the analysis; and the multiples observed for each transaction used in the analysis; the “qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and Buckeye” made by Barclays in performing the analysis and the impact of these judgments on the results of the analysis; the method through which Barclays selected a range of $1,500 to $2,000 Price/ Metric Ton for Buckeye’s specialty fibers segment and 5.5x to 6.5x LTM Adjusted EBITDA for Buckeye’s nonwoven materials segment; Barclays’ basis for reporting only price per metric ton for nonwoven material transactions and not EBITDA multiples; and the LTM EBITDA multiple and price per metric ton from the $37.50 deal;

(c) Additionally, with respect to the Selected Precedent Transaction Analysis, Barclays includes the Concert Industries/P.H. Glatfelter transaction for which Capital IQ provides an LTM EBITDA multiple of 13.9x. The Recommendation Statement fails to disclose what adjustments Barclays made to this transaction to cut the multiple almost in half given that the high multiple observed, as disclosed in the Recommendation Statement, is 7.2x; and

(d) With respect to the Discounted Cash Flow Analysis: Barclays’ basis for using non-control based multiples as exit multiples; the LTM EBITDA multiples that formed the stated basis for Barclays’ exit multiples given that the Recommendation Statement reported 2013E and 2014E EBITDA, not LTM EBITDA; Barclays basis for the calculations of the weighted average cost of capital analysis utilized to calculate the discount rate range; and the implied perpetuity growth rates based on exits multiples used in the analysis.

71. The Recommendation Statement also fails to disclose various aspects of the sales process, including:

(a) The length and nature of Crowe’s relationship with Park;

(b) The reason for which the Board did not create a special committee to run the sales process and allowed Crowe to run negotiations with Park despite his existing relationship with Park;

(c) The strategic growth alternatives and initiatives reviewed by the Board beginning in April 2012 and extending throughout the sales process;

(d) The indications of interest submitted by Company D, E and F to acquire the Company’s nonwovens business in October of 2012, the reason for which senior management believed that their indicative valuations did not present a sufficient value opportunity, and whether the Board authorized senior management to suspend discussions with Company E and Company F;

(e) Barclays’ basis for believing on March 7, 2103 that Company A would be unable to match the offer proposed by Georgia-Pacific, and that it was unlikely that there was a credible alternative bidder that would be able to offer the same or a higher price than the valuation offered by Georgia-Pacific;

(f) The increase in valuation contemplated by Company D’s final offer; and

(g) The Board’s basis for believing on April 11, 2013 that it was unlikely that another credible bidder existed that would be able to match or exceed the valuation offered by Georgia-Pacific.

72. Accordingly, plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

73. Plaintiffs repeat all previous allegations as if set forth in full herein.

74. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care and loyalty owed to the public shareholders of Buckeye and have acted to put their personal interests ahead of the interests of Buckeye shareholders.

75. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Buckeye’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

76. The Individual Defendants have breached their fiduciary duties of loyalty and due care owed to the shareholders of Buckeye because, among other reasons:

(a) they failed to take steps to maximize the value of Buckeye to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Buckeye; and

(c) they agreed to unreasonable deal protection devices.

77. As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Buckeye’s assets and will be prevented from benefiting from a value-maximizing transaction.

78. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

79. Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

80. Plaintiffs repeat all previous allegations as if set forth in full herein.

81. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to plaintiffs and the Class all information material to the decisions confronting Buckeye’s shareholders.

82. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

83. As a result, plaintiffs and the Class members are being harmed irreparably.

84. Plaintiffs and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Buckeye, Georgia-Pacific and Merger Sub)

85. Plaintiffs repeat all previous allegations as if set forth in full herein.

86. As alleged in more detail above, defendants Buckeye, Georgia-Pacific and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

87. As a result, plaintiffs and the Class members are being harmed.

88. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, plaintiffs demand judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying plaintiffs as the Class representatives and their counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiffs and the Class rescissory damages;

(D) directing that defendants account to plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of plaintiffs’ attorneys and experts; and

(F) granting plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 13, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
302-295-5310

Liaison Counsel for Plaintiffs

OF COUNSEL:

FINKELSTEIN THOMPSON LLP

Burton H. Finkelstein

L. Kendall Satterfield

Rosalee B.C. Thomas

Robert O. Wilson

James Place

1077 30th Street, NW, Suite 150

Washington, D.C. 20007

(202) 337-8000

LEVI & KORSINSKY, LLP

Donald J. Enright

1101 30th Street, NW, Suite 115

Washington, DC 20007

(202) 524-4290

Co-Lead Counsel for Plaintiffs